Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 19, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Lukoil Dispute Update

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) has received Turgai Petroleum’s News Release issued on 19th April 2005 and stating that the “seizure” of PetroKazakhstan’s shares in Turgai Petroleum, as a “security measure” was confirmed by an extract from the register dated 18th April 2005.

The company is considering this statement, seeking to determine the date of inscription on the register and reviewing legal and procedural compliance issues related to such inscription.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425